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RECEIVED MAR - 1 2004 187 SEC MAIL PROCESSING SECTION WASH. DC

SECURITI [barcode] SSION

04004995

30 4/1/04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Belle Investment Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Post Oak Blvd., Suite 508
(No. and Street)

Houston, Texas 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Iris McWilliams 713-621-5777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jim F. Herring, CPA
(Name – *if individual, state last, first, middle name*)

770 S. Post Oak Ln., Ste. 690 (Address) Houston (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/25

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Iris McWilliams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Belle Investment Co., Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRYSTAL E. BURMAN
Notary Public, State of Texas
My Commission Expires
APRIL 27, 2004

Signature

President

Title

Crystal E. Burman 02.13.04

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) As of December 31, 2003, the company had no liabilities subordinated to the claims of Creditors and there were no changes in subordinated liabilities during the reporting period of January 1, 2003 to December 31, 2003.

JIM F. HERRING
CERTIFIED PUBLIC ACCOUNTANT
770 S. POST OAK LANE, SUITE 690
HOUSTON, TEXAS 77056
(713) 840-7333 • FAX (713) 840-7117

Report of Independent Auditor

Board of Directors and Stockholders
Blue Belle Investment Co., Inc.

We have audited the accompanying statement of financial condition of Blue Belle Investment Co., Inc. as of December 31, 2003 and 2002, and the related statement of operations, changes in stockholder's equity and cash flows for the years then ended. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Belle Investment Co., Inc. at December 31, 2003 and 2002, and the results of its operations, changes in stockholder's equity and cash flow for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 9, 2004

BLUE BELLE INVESTMENT CO., INC.
(A Subchapter S Corporation)
Statement of Financial Condition
December 31, 2003 and 2002

ASSETS	2003	2002
Cash in banks	$ 11,026	$ 9,775
Investments	21,735	29,324
Prepaid expenses and other assets	303	302
Office equipment, at cost, less accumulated depreciation of $5,480 $4,853, respectively	1,943	1,406
Total assets	$ 35,007	$ 40,807

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 2,025	$ 984
Stockholder's equity:		
Common stock, No par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding, at stated value	10,000	10,000
Additional paid in capital	36,894	32,394
Retained earnings (deficit)	(13,912)	(2,571)
Total stockholder's equity	32,982	39,823
Total liabilities and stockholder's equity	$ 35,007	$ 40,807

See accompanying notes.

BLUE BELLE INVESTMENT CO., INC.
(A Subchapter S Corporation)
Statement of Operations
Years ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commissions and fees	$ 23,127	$ 25,546
Net dealer investment losses	(7,589)	-
Other	48	-
Total revenues	15,586	25,546
Expenses:		
Accounting services	13,219	12,222
Office rentals	7,651	8,057
Legal and professional	1,336	3,324
Regulatory fees and assessments	1,027	1,394
Telephone	1,785	1,629
Office supplies, postage and other	361	1,348
Depreciation	1,075	1,061
Equipment rental and maintenance	379	2,558
Taxes	94	81
Operating expenses	26,927	31,674
Income (loss) before provision for income tax	(11,341)	(6,128)
Provision for federal income tax	-	-
Net income (loss)	$(11,341)	$(6,128)

See accompanying notes.

BLUE BELLE INVESTMENT CO., INC.
(A Subchapter S Corporation)
Statement of Cash Flows
Years ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$(11,341)	$(6,128)
Adjustments to reconcile net income to net cash provided by (applied to) operating activities:		
Depreciation	1,075	1,061
(Increase) decrease in accounts receivable-other	-	380
Decrease in prepaid expenses and other assets	-	497
Unrealized loss on investments	7,589	-
Increase (decrease) in accounts payable and accruals	1,041	(469)
Net cash provided (used) by operating activities	(1,636)	(4,659)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of office equipment	1,612	-
Net cash used by investing activities	1,612	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Advances from (to) stockholder	4,500	5,590
NET INCREASE (DECREASE) IN CASH	1,252	931
Cash at beginning of year	9,775	8,844
Cash at end of year	$ 11,027	$ 9,775

See accompanying notes.

BLUE BELLE INVESTMENT CO., INC.
(A Subchapter S Corporation)
Statement of Changes in Stockholder's Equity
Years ended December 31, 2003 and 2002

	Common Stock	Additional Paid In Surplus	Retained Earnings	Total
Balances at January 1, 2002	$10,000	$ 30,294	$ 3,557	$ 43,851
Capital contributions for the year ended December 31, 2002	-	2,100	-	2,100
Net income for the year ended December 31, 2002	-	-	(6,128)	(6,128)
Balances at December 31, 2002	10,000	32,394	(2,571)	39,823
Capital contributions for the ended December 31, 2003	-	4,500	-	4,500
Net income (loss) for the year ended December 31, 2003	-	-	(11,341)	(11,341)
Balances at December 31, 2003	$10,000	$ 36,894	$ (13,912)	$ 32,982

See accompanying notes.

BLUE BELLE INVESTMENT CO., INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

1. Organization and significant accounting policies

Blue Belle Investment Co., Inc. was incorporated under the laws of the State of Texas on May 12, 1986 and commenced operations as a broker/dealer effective with its charter date.

The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) under SEC Rule 15b3-3 k(1), which provides that the Company is limited to the purchase, sale and redemption of redeemable shares of registered investment companies and certain other transactions and the Company must promptly transmit all funds and deliver all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to its customers.

The Company derives substantially all of its income from commissions under SEC Rule 12 b-1 from a mutual fund on investments a shareholder has made in that particular mutual fund.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the date of the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Organization costs were fully amortized on December 31, 1993.

The preparation of financial statements in conformity with genrally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Net capital requirements

The Company is subject to the net capital requirements under paragraph (a)(2)(vi) of Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. At December 31, 2003, the Company had net capital, as defined, of $9,001, which was $4,001 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .22 to 1. The SEC permits a ratio of no greater than 15 to 1.

3. **Fair value of financial investments**

The estimated fair value of the Company's financial instruments at December 31, 2003 are as follows:

	Carrying Amount	Fair Value
Cash in banks	$11,026	$11,026
Investments for which it is:		
Practical to estimate fair value	21,735	21,735
Not practical to estimate fair value	-	-

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash in banks - The carrying amount approximates fair value because of the short maturity of those investments.

Investments - Fair value of investments are estimated based upon quoted market prices at the balance sheet date.

4. **Furniture and equipment**

Furniture and equipment are stated at cost. These assets are depreciated over their estimated useful lives using the straight-line method. During the years ended December 31, 2003 and 2002, the Company provided depreciation in the amounts of $1,075 and $1,061, respectively.

5. **Related party transactions**

During the year ended December 31, 2003, loans from the stockholder equaled $8,674 while repayments to the stockholder equaled the same amount. At December 31, 2003 and 2002 there were no amounts due to or from the stockholder.

6. **Federal income taxes**

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under such provisions, the Company does not pay federal corporate income taxes, but rather the stockholder of the Company is liable for individual income taxes on the taxable income of the Company.

Schedule I

BLUE BELLE INVESTMENT CO., INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act

As of December 31, 2003

Total assets		$ 35,007
Less: Total liabilities (exclusive of subordinated debt)		2,025
Net worth		32,982
Deductions from and/or charges to net worth:		
Total non-allowable assets	$ 2,246	
Other deductions or charges	-	
Total deductions from net worth		2,246
Net capital before haircuts on securities positions		30,736
Haircuts on securities:		
Certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government and	-	
obligations	-	
Corporate obligations	-	
Stocks and warrants	21,735	
Options	-	
Arbitrage	-	
Other securities	-	
Total haircuts of securities		21,735
Net capital		$ 9,001
Minimum net capital requirement		$ 5,000
Excess net capital		$ 4,001
Aggregate indebtedness		$ 2,025
Ratio of aggregate indebtedness to net capital		.22 to 1
Ratio of subordinated indebtedness to debt/equity total		$ -

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 9,001
Allowable assets erroneously reported as non-allowable	
Deposits	-
Accrued interest receivable	-
Difference due to offsetting various assets accounts against related liabilities	-
Net audit adjustments	-
Other items, net	-
Net capital per above	$ 9,001

Schedule II

BLUE BELLE INVESTMENT CO., INC.
Supplementary Information
Form X-17a-5
Part III

Part (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3.

The Company is not subject to Reserve Requirements pursuant to Rule 15c3-3 because the Company operates under the exemptive provisions and paragraph K(2)(i) of SEC Rule 15c3-3.

Part (i) Information relating to the Possession or Control Requirements under Rule 15c3-3.

The Company is not subject to the Possession and Control Requirements under Rule 15c3-3. The Company does not possess nor control any customer funds or securities that would require disclosure under said rule. The Company operates under the exemptive provisions of paragraph K(2)(i) of Rule 15c3-3.

Part (j) A reconciliation of the computation of net capital under Rule 15c3-1 and the computation for determination of Reserve Requirements under Exhibit A of Rule 15c3-3.

There were no material differences between the computation of net capital pursuant to Rule 15c3-1 and the corresponding net capital amount prepared by Blue Belle Investment Co., Inc. and included in the Company's Part IIA (unaudited) FOCUS report as of December 31, 2003.

The computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements under Rule 15c3-3 have been omitted because the firm is exempt under paragraph K(2)(i) of SEC Rule 15c3-3.

Part (k) Reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

The only differences between the audited and unaudited financial statements at year end was recording the decline in market value of investments in the total amount of $7,589. Such adjustment did not affect the net capital as defined. The Company does not consolidate its accounts.